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                                                                                                              Exhibit 12(b)

                      Entergy Gulf States, Inc.
       Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                   December 31,
                                                      1991        1992         1993         1994         1995          1996
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Fixed charges, as defined:
  Interest on long-term debt                        $201,335     $197,218     $172,494     $167,082     $181,994      $172,191
  Interest on notes payable                           27,953       21,155       19,440       20,203          810           800
  Other interest                                      29,169       26,564       10,561        7,957        8,074        12,019
  Amortization of expense and premium on
     debt-net(cr)                                      1,999        3,479        8,104        8,892        9,346         7,455
  Interest applicable to rentals                      24,049       23,759       23,455       21,539       16,648        14,887
                                                   ---------------------------------------------------------------------------
Total fixed charges, as defined                      284,505      272,175      234,054      225,673      216,872       207,352

Preferred dividends, as defined (a)                   90,146       69,617       65,299       52,210       44,651        48,690
                                                   ---------------------------------------------------------------------------
Combined fixed charges and preferred
  dividends, as defined                             $374,651     $341,792     $299,353     $277,883     $261,523      $256,042
                                                   ===========================================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes       $112,391     $139,413      $69,462     ($82,755)    $122,919       ($3,887)
  Add:
    Income Taxes                                      48,250       55,860       58,016      (62,086)      63,244       102,091
    Fixed charges as above                           284,505      272,175      234,054      225,673      216,872       207,352
                                                   ---------------------------------------------------------------------------
Total earnings, as defined (b)                      $445,146     $467,448     $361,532      $80,832     $403,035      $305,556
                                                   ===========================================================================
Ratio of earnings to fixed charges, as defined          1.56         1.72         1.54         0.36         1.86          1.47
                                                   ===========================================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                        1.19         1.37         1.21         0.29         1.54          1.19
                                                   ===========================================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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